CERTIFICATION OF PERIODIC REPORT

     I, G.A. (DREW) FITCH, Chief Financial Officer of The Westaim Corporation (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)     the quarterly report on Form 6-K in respect of our third quarter 2002 financial report to shareholders (the “Report”) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

     (2)     the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 20, 2002
-s- G.A. (Drew) Fitch

Name: G.A. (Drew) Fitch Title: Senior Vice President and Chief Financial Officer